UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Evogene Ltd., or Evogene, reports changes in its management team:

As part of an organizational restructuring, Mr. Mark Kapel, the Company’s Chief Technology Officer, will conclude his employment with Evogene, effective October 31, 2024. Evogene expresses its gratitude to Mr. Kapel for his contributions during his tenure. Mr. Kapel will continue to provide consulting services to Evogene.

The Chief Technology Officer’s responsibilities will be divided between the Evogene’s VP Computational Platform, Dr. Ilia Zhidkov, and the VP Experimental Research Center, Dr. Silvia Shaked, both of whom have been with Evogene for the past 13 years.

In addition, Dr. Gabi Tarcic, will be appointed as Evogene’s VP Product, effective September 22, 2024. Dr. Tarcic has extensive experience in research and development projects and as a senior executive. Since 2012 Dr. Tarcic has served in various positions at Fore Biotherapeutics (formerly NovellusDx Israel), most recently as its Chief Technology Officer. Dr. Tarcic holds a Ph.D. from The Weizmann Institute of Science, Rehovot, Israel.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-277565) and on Form S-8 (File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2024	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad —————————————— Yaron Eldad Chief Financial Officer